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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                Schedule 14D-9
                              (AMENDMENT NO. 2)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                          DEKALB Genetics Corporation
                           (Name of Subject Company)

                          DEKALB Genetics Corporation
                      (Name of Person(s) Filing Statement)

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                    Class A Common Stock, Without Par Value
                         (Title of Class of Securities)

                                  244878 10 4
                     (CUSIP Number of Class of Securities)

                    Class B Common Stock, Without Par Value
                         (Title of Class of Securities)

                                  244878 20 3
                     (CUSIP Number of Class of Securities)

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                           John H. Witmer, Jr., Esq.
                   Senior Vice President and General Counsel
                               3100 Sycamore Road
                             DeKalb, Illinois 60015
                                 (815) 758-3461
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

                             James G. Archer, Esq.
                                Sidley & Austin
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 906-2000
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     This Amendment No. 2 (this "Amendment") amends and supplements the
Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on May 15, 1998 (the "Schedule 14D-9") by DEKALB Genetics Corporation, a Delaware corporation (the "Company") relating to a tender offer by Corn Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Monsanto Company, a Delaware corporation ("Parent") to purchase all outstanding shares of (i) Class A Common Stock, without par value (the "Class A Shares") and (ii) Class B Common Stock, without par value (the "Class B Shares" and, collectively with the Class A Shares, the "Shares"), of the Company, at a purchase price of $100.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 1998 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule 14D-1 filed by the Purchaser. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. Additional Information to be Furnished

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph at the end of such Item:

     Parent and the Purchaser have extended the expiration date of the Offer until 4:00 p.m. (New York time) on Friday, August 7, 1998.




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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DEKALB GENETICS CORPORATION

                                          By:          BRUCE P. BICKNER

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                                                      Bruce P. Bickner
                                                 Chairman of the Board and
                                                  Chief Executive Officer

Dated: July 15, 1998

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